

June 24, 2010

Michael G. Morris
Chief Executive Officer
American Electric Power Company, Inc.
Appalachian Power Company
Ohio Power Company
1 Riverside Plaza
Columbus, Ohio 43215

Re: **American Electric Power Company, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 15, 2010
File No. 001-03525

Appalachian Power Company
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Definitive Information Statement on Schedule 14A
Filed March 19, 2010
File No. 001-03457

Ohio Power Company
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Definitive Information Statement on Schedule 14A
Filed March 19, 2010
File No. 001-06543

Columbus Southern Power Company
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 001-06543

Indiana Michigan Power Company
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 001-06543

Michael G. Morris
American Electric Power Company, Inc.
Appalachian Power Company
Ohio Power Company
June 24, 2010
Page 2

Public Service Company of Oklahoma
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 001-06543

Southwestern Electric Power Company
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 001-06543

Dear Mr. Morris:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. Please include page numbers in all of your filings.

Michael G. Morris
American Electric Power Company, Inc.
Appalachian Power Company
Ohio Power Company
June 24, 2010
Page 3

American Electric Power Company, Inc.
Appalachian Power Company
Ohio Power Company

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Financial Discussion and Analysis of Results of Operations

Budgeted Construction Expenditures

2. We note your statement that American Electric Power "forecast[s] approximately
    $2.2 billion of construction expenditures for 2010," as well your disclosure that
    Appalachian Power Company and Ohio Power Company have budgeted construction
    expenditures of $381 million and $302 million, respectively, for 2010. Please expand
    your disclosure to describe your material commitments for capital expenditures as of
    the end of the latest fiscal period, indicate the general purpose of such commitments,
    and describe any known material trends in your capital resources. Refer to Item
    303(a)(2) of Regulation S-K.

Exhibit 13. 2009 Annual Reports

American Electric Power Company, Inc. and Subsidiary Companies

Consolidated Financial Statements, page A-40

Notes to Consolidated Financial Statements, page A-46

Note 1. Organization and Summary of Significant Accounting Policies, page A-46
Summary of Significant Accounting Policies, page A-46
Revenue Recognition, page A-54
Traditional Electricity Supply and Delivery Activities, page A-54

3. We note that you and AEP East companies generally report power sales and
    purchases in the PJM region on a net basis as revenues, except in circumstances
    where purchases are made to serve retail load which are recorded on a gross basis as
    purchased electricity for resale. Please tell us how you apply these accounting
    policies and determine when to report transactions on a net or gross basis, including
    whether purchases and sales are netted on an hourly, daily, monthly or other basis.
    Please contrast your policy to predominate practice of load serving entities in the PJM
    region. In addition, it seems as though a clarification of your disclosure and the
    disclosure in the notes to financial statements of registrant subsidiaries regarding

Michael G. Morris
American Electric Power Company, Inc.
Appalachian Power Company
Ohio Power Company
June 24, 2010
Page 4

these accounting policies may be appropriate to facilitate an understanding of the policies followed in recognizing transactions in the PJM region. Please advise.

Earnings per Share (EPS), page A-60

4. Please tell us how you apply the treasury stock method in light of your disclosure that outstanding stock options were not included in the computation of diluted earnings per share because option exercise prices were greater than the year-end market price of your common shares and why your accounting policy complies with ASC 260-10-45-23.

Note 6. Commitments, Guarantees and Contingencies, page A-77

5. Please tell us your estimate of the possible loss or range of loss, and what amounts, if any, you and the registrant subsidiaries accrued with respect to each of the environmental and operating contingencies that had not been settled as of December 31, 2009. Please also tell us why disclosure of estimates of possible losses or range of losses or stating that such estimates cannot be made is not provided. Please refer to ASC 450-20-50-4.

Note 14. Financing Activities, page A-116
Dividend Restrictions, page A-119

6. Please tell us what consideration you and the registrant subsidiaries gave to describing the most significant restrictions on the payment of dividends contained in financing arrangements, charter provisions and/or federal and state regulatory actions and their pertinent provisions rather than the brief disclosures presently provided. Refer to paragraph (e)(1) of Rule 4-08 of Regulation S-X. In addition, please tell us how you determine the restricted net assets of consolidated subsidiaries in assessing whether the disclosures required by paragraphs (e)(3)(i) and (ii) of Rule 4-08 of Regulation S-X and Schedule I required by Rule 5-04 of Regulation S-X should be provided. In doing so, please discuss in detail the restrictions imposed by the Federal Power Act and state public utility regulators, the leverage restrictions contained in subsidiary credit agreements and any restrictions related to the spent nuclear fuel and decommissioning trust assets.

Michael G. Morris
American Electric Power Company, Inc.
Appalachian Power Company
Ohio Power Company
June 24, 2010
Page 5

Note 16. Property, Plant and Equipment, page A-127
Jointly-owned Electric Facilities, page A-129

7. We note your disclosure under investing activities on page A-17 that you sold a portion of the Turk plant to joint owners in 2009. Please tell us why your ownership percentage and the ownership percentage of SWEPCo remained unchanged.

Notes to Financial Statements of Registrant Subsidiaries, page H-1

Note 1. Organization and Summary of Significant Accounting Policies, page H-2
Inventory, page H-4

8. Please tell us why you characterized application of the accounting guidance for the fuel operations of OPCo and CSPCo as a result of the implementation of FAC in Ohio as a change in their inventory valuation method from the lower of cost or market to average cost. Please also tell us whether you filed the letter required by Item 601(b)(18) or why no such letter need be filed.

Note 8. Benefit Plans, page H-41

9. Please tell us whether the registrant subsidiaries account for their participation in the AEP sponsored pension and OPEB plans as multiple-employer plans. Please also tell us whether the actuarially computed obligation and plan assets and net periodic pension cost for each of the registrant subsidiaries is based on actuarial computations and return on plan assets. In addition, please explain to us why each of the registrant subsidiaries does not provide the same disclosures as the sponsor of a single-employer plan. Specifically address disclosure of: (i) reconciliations of the beginning and ending balances of benefit obligations; (ii) reconciliations of the beginning and ending balances of the fair value of plan assets; (iii) the funded status and the amounts recognized in the balance sheets; (iv) the accumulated benefits obligation for defined benefit plans; and (v) contributions expected to be paid to the plans during the next five years.

American Electric Power Company, Inc. Definitive Proxy Statement on Schedule 14A

Election of Directors, page 3

10. Please revise your disclosure to identify Ms. Tucker's principal occupation or employment since 2008.

Michael G. Morris
American Electric Power Company, Inc.
Appalachian Power Company
Ohio Power Company
June 24, 2010
Page 6

Transactions with Related Persons, page 16

11. We note that your directors and Corporate Governance Committee consider "all of
the relevant facts and circumstances in determining whether or not to approve such
transaction" and approve "only those transactions that are in the best interests of the
Company." Please expand your disclosure to indicate whether the policies and
procedures used by your directors and Corporate Governance Committee in
determining whether to approve related party transactions are in writing and, if not,
how they are evidenced. In addition, please expand your disclosure to discuss the
standards to be applied and factors to be considered by your directors and Corporate
Governance Committee in determining whether a related party transaction is in the
"best interests of the Company." Refer to Item 404(b) of Regulation S-K.

The HR Committee's Independent Compensation Consultant, page 52

12. We note that the HR Committee engaged Towers Perrin to provide recommendations
to the HR Committee regarding AEP's executive compensation, and that that Towers
Perrin also performed actuarial and benefits consulting services for the company for
$1,376,000 in 2009. Please also disclose the aggregate fees paid to Towers Perrin in
2009 for determining or recommending the amount or form of executive
compensation. Also clarify whether the decision to engage Towers Perrin for these
other services was made, or recommended, by management, and whether the HR
Committee or the board approved such other services of Towers Perrin. Refer to Item
407(e)(3)(iii)(A) of Regulation S-K. Please also provide this disclosure for the
information statements on Schedule 14C for Appalachian Power Company and Ohio
Power Company.

Appalachian Power Company Definitive Information Statement on Schedule 14C

Ohio Power Company Definitive Information Statement on Schedule 14C

13. Please provide the disclosure required by Item 404(b) of Regulation S-K. In this
regard, we note that, while American Electric Power's Related Person Transaction
Approval Policy includes transactions in which a *subsidiary* of American Electric
Power is a participant, its definition of a "Related Person" includes only directors,
executive council members, Section 16 officers and director nominees of American
Electric Power, shareholders in excess of 5% of the total equity of American Electric
Power, and immediate family members of the foregoing, but does *not* appear to
include similarly situated persons at the subsidiaries of American Electric Power.
Please advise.

Michael G. Morris
American Electric Power Company, Inc.
Appalachian Power Company
Ohio Power Company
June 24, 2010
Page 7

Election of Directors, page 2

14. Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each nominee should serve as a director. Refer to Item 401(e)(1) of Regulation S-K.

15. Please revise your disclosure to describe the business experience of Mr. Morris and Mr. Keane for the past five years, or clarify your current disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

Governance Policies and Processes, page 4

16. Please describe the board leadership structure, and disclose the board's role in risk oversight. Refer to Item 407(h) of Regulation S-K.

Director Nomination Process, page 4

17. We note that the full board identifies director nominees. Please describe the board's process for identifying and evaluating nominees for director, and disclose whether, and if so how, the board considers diversity in identifying nominees for director. Refer to Item 407(c)(2)(vi) of Regulation S-K.

Compensation Discussion and Analysis, page 5

18. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

19. Please provide the disclosure required by Item 201(d) of Regulation S-K. Refer to Item 12 of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

Michael G. Morris
American Electric Power Company, Inc.
Appalachian Power Company
Ohio Power Company
June 24, 2010
Page 8

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Bill Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director